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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

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*As amended by Releases No. 34-15457, dated January 4, 1979, effective February
 14, 979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            CROWN CASINO CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228216 10 7
                                   -----------
                                 (CUSIP Number)

                                HELEN T. FERRARO
                         SMITH, GAMBRELL & RUSSELL, LLP
                             3343 PEACHTREE ROAD, NE
                                   SUITE 1800
                             ATLANTA, GEORGIA 30326
                                 (404) 264-2620
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 30, 1994
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                Page 1 of 5 Pages


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CUSIP No.    228216 10 7                13D                    Page 2 of 5 Pages
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1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            GERALD L. ADAMS

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                        (b) [  ]
            N/A

3.          SEC USE ONLY

4.          SOURCE OF FUNDS*

            OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                              [  ]

            N/A

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

NUMBER           7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY              752,500
OWNED BY
EACH
REPORTING
PERSON
WITH
                 8.       SHARED VOTING POWER

                          0

                 9.       SOLE DISPOSITIVE POWER

                          752,500

                 10.      SHARED DISPOSITIVE POWER

                          0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            752,500

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [  ]

            N/A

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14.         TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                       AMENDMENT NO. 1 TO SCHEDULE 13D OF
                                 GERALD L. ADAMS
                        IN CONNECTION WITH SECURITIES OF
                            CROWN CASINO CORPORATION

Item 1.      Security and Issuer.

             This amendment to Schedule 13D relates to the $.01 par value Common Stock of Crown Casino Corporation (the "Issuer"), whose principal executive offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

Item 2.      Identity and Background.

             This amendment to Schedule 13D is filed by Gerald L. Adams, whose principal business address is 1225 East 9th Street, Lockport, Illinois 60441. Mr. Adams currently owns and operates several companies, including TriRiver Dock, Inc. (stevedoring), Clover Ridge Estates, Inc. (residential construction), Barge Terminal Trucking, Inc. (trucking), and Adams Enterprises, Inc. (trucking and crane services), the principal business addresses of which are the same as the address of Mr. Adams. Mr. Adams is a director of the Issuer (since October
1993).

             Mr. Adams has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Mr. Adams is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

             All of the securities which are the subject of this filing (with the exception of 2,500 shares subject to stock options held by Mr. Adams) were acquired by Mr. Adams on June 25, 1993 in connection with the acquisition by the Issuer of 100% of the outstanding capital stock of St. Charles Gaming Company, Inc. ("SCGC"), an entity formerly wholly owned by Mr. Adams, pursuant to a Stock Purchase Agreement dated June 25, 1993. In connection with the stock purchase by the Issuer, Mr. Adams received $500,000 cash plus 1,200,000 shares of Common Stock of the Issuer (450,000 shares of which were simultaneously transferred to third parties in satisfaction of certain obligations under a consulting agreement) in exchange for 100,000 shares of common stock of SCGC previously owned by him.

Item 4.      Purpose of Transaction.

             As stated in response to Item 3 above, the acquisition by Mr. Adams of the securities originally covered by this filing was the result of the purchase of all the outstanding stock of SCGC by the Issuer. Mr. Adams holds the Issuer's securities for investment purposes only.

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Item 5.      Interest in Securities of the Issuer.

             (a) As of April 30, 1994, Mr. Adams beneficially owned in the aggregate 752,500 shares or 8.4% of the outstanding Common Stock of the Issuer, including 2,500 shares subject to stock options held by Mr. Adams. The purpose of this filing is to update the percentage ownership of the Issuer's Common Stock by Mr. Adams due to the fact that the Company's outstanding shares significantly increased from the date of the initial filing of the Schedule 13D.

             (b) Mr. Adams possesses sole voting and dispositive power with respect to all 752,500 shares of Common Stock of the Issuer reported herein. Mr. Adams does not share with any other person voting or dispositive power with respect to any shares of such Common Stock.

             (c) Not applicable.

             (d) Not applicable.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             There are no contracts, arrangements, understandings, or relationships between Mr. Adams and any other person with respect to any securities of the Issuer.

Item 7.      Exhibits.

             There are no exhibits filed with this Schedule 13D.

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             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 25, 1997                                /s/ Gerald L. Adams
                                                     ---------------------------
                                                     Gerald L. Adams

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